Mail Stop 3561

October 2, 2009

Mr. Robert H. Cooper
Chief Financial Officer
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

> **Re: Republic Airways Holdings Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-49697**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

– Liquidity and Capital Resources, page 28

1. We note that you discussion of the changes in cash flows compares the year ended December 31, 2008 to December 31, 2007. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Statements of Cash Flows, page 37

2. We note that your statement of cash flows includes an adjustment to reconcile net income to net cash from operating activities titled "warrant amortization" in the amount of $15,953. Please explain to us the nature of this amount and how the amount was calculated or determined. If the amounts are related to the amortization of deferred revenue for the proceeds of the pre-petition claim and the gain on the surrender of the warrants totaling $87,325 over the term of the agreements with Delta, please tell us and revise your notes in future filings to disclose the overall weighted-average term over which the deferred revenue is being amortized.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

- Warrants, page 40

3. We note your disclosure that in March 2007 the Company amended its agreements with Delta and in return for these amended terms, Delta agreed to surrender its warrants for 3,435,000 shares of the Company's common stock, and the Company was granted a pre-petitioned, unsecured, general claim in the amount of $91,000 in Delta's Chapter 11 bankruptcy case. Please tell us, and disclose in future filings, the nature and terms of the amended agreements with Delta. Also, please tell us why you believe it is appropriate to record deferred revenue for these amounts and amortize the amount as an adjustment to revenue over the term of the agreements with Delta. Additionally, please tell us how you determined the fair value of the warrants surrendered by Delta. As part of your response, please include all significant assumptions used in your fair value determination.

Note 3. Notes Receivable, page 41

4. We note that during 2008 and through the second quarter of 2009 you loaned money to several of your Partners. We also note that as of December 31, 2008, you recorded a $1.5 million valuation allowance specifically for a portion of the carrying value of the Mokulele note. However, due to the growth in this notes receivable account and the potential risks assumed, we believe you should disclose your policy for how you evaluate the recoverability of the total balance of notes receivable. Please tell us, and disclose in future filings, your accounting policy and methodology used to estimate the allowance for loan losses, the policy for charging off uncollectible loans, and the policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-06.

Note 9. Commitments, page 44

5. We note from your disclosures in Note 9 that you have several long-term maintenance agreements. Please tell us if you have paid any amounts related to these agreements that are recorded as assets on the balance sheet as of December 31, 2008. If so, please tell us how you have accounted for these deposits in accordance with EITF Issue No. 08-03.

6. We note your disclosure that you are responsible for all other maintenance costs of the aircraft and must meet specified return conditions upon lease expiration for both the air frames and engines, please tell us your accounting policy for accounting for these lease return costs. Also, in light of your disclosure that the Company recorded a liability for the return conditions of $4,263 as of December 31, 2008 for the CRJ-200 aircraft being returned to the lessor, please tell us when this amount was recorded in relation to the remaining lease term of the aircraft. Please note that in general we believe that the expense for lease return costs should be recognized as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. See guidance in paragraph 4.52 through 4.54 of the AICPA Audit Guide for Airlines.

7. We note from your disclosure in Note 2 that you have several subleases for aircraft. Please revise your disclosure in Note 9 in future filings to disclose the total amount of minimum rentals to be received in the future under noncancelable subleases as of the date of the latest balance sheet presented, and the amount of sublease rental income for each year in which an income statement is provided. See paragraph 16 of SFAS No. 13.

Item 9A. Disclosure Controls and Procedures, page 48

8. We note your disclosure that the CEO and CFO concluded that your disclosure controls and procedures were effective "in ensuring that material information relating to us is made known to the CEO and CFO by others within the Company during the period in which this report is prepared."   Please revise your conclusion in future filings to either end your conclusion after stating that the disclosure controls and procedures are effective, or to provide the appropriate definition as set forth in Securities Exchange Act Rule 13a-15(e).

Form 10-Q for the Quarter Ended June 30, 2009

Statements of Income, page 4

9. We note the line item titled "net income" on your statements of income. In light of the fact that this amount is the net income attributable to the Company (and does not include the noncontrolling interest), please revise the caption in future filings to read "net income of the Company" to be consistent with the requirements of SFAS No. 160.

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Liquidity and Capital Resources, page 14

10. We note your disclosure that as of June 30, 2009 you had a working capital deficit. In future filings, when you have a working capital deficit, please revise your disclosure in MD&A to discuss how you plan on remediating this deficiency.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                                                      Sincerely,

                                                      Linda Cvrkel
                                                      Branch Chief

VIA FACSIMILE
(317) 484-4545